

Ryan Richards · 3rd

Co-Founder & President at HoloGear LLC

Greater Chicago Area · Contact info

500+ connections

HoloGear LLC

University of Missouri-Columbia

Experience

Co-Founder and President
HoloGear LLC · Full-time
Mar 2019 – Present · 2 yrs 8 mos
Greater Chicago Area

HoloGear was founded in May of 2019, after my college roommate and I simply decided to start a business that would align with our passions. Basketball has always been my biggest passion, so that is where we started. The initial goal was to create an innovative, unique, and exciting product that we could file a patent on, in order to be protected long-term from the fierce market competition. After a few short months of research and development, we had accomplished our initial goals and HoloGear was born.

Our mission is to be the most innovative, tech driven sporting goods and apparel c ...see more

HoloGear Company Deck

HoloGear: The Most Revolutionary Sports...

Account Executive
International Sports Management, Inc.
Oct 2018 – Apr 2019 · 7 mos
Chicago, Illinois

International Sports Management, Inc (ISM) is a global event sports marketing and management company, specializing in customized premium sports hospitality packages, event sponsorship sales, and client consulting.
...see more

Internship and Customer Service Representative
Maggie Daley Park
May 2018 – Jan 2019 · 9 mos
Chicago, Illinois

-Coordinated and managed weekly events at the park
-Supervised programs for groups of thirty or more people
-Tracked inventory and recorded daily activities for upper management
-Served as an assistant to the general manager ...see more

Support Staff
SEC Men's Basketball Tournament
Mar 2018 · 1 mo
Greater St. Louis Area

-Supervised activities at the SEC Sunkist Soda Fanfare Event
-Ensured customer satisfaction, safety, and flow of operation for an event with close to 100,000 attendees
-Assisted with the organization and clean up of the event

Basketball League Supervisor
Western Suburbs Church Basketball League
Dec 2012 – Mar 2018 · 5 yrs 4 mos
Greater Chicago Area

-Assisted with the setup and execution of basketball games
-Communicated rules and policies with referees and teams
-Operated the shot clock and recorded statistics

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Education

University of Missouri-Columbia
Bachelor of Science - BS, Sports Management, Senior
2014 – 2018
Activities and Societies: -Member of Sports, Parks, Recreation, and Tourism Association -Member of Delta Upsilon Fraternity-Missouri Chapter -Member of University of Missouri Club Basketball Team -Member of Mizzou Association of Venue Managers

University of Missouri-Columbia
Minor in Business
2014 – 2018

Fenwick High School
2010 – 2014

Volunteer experience

Athletic Volunteer
University of Missouri

I have volunteered for Mizzou Athletic events such as women's basketball and women's soccer to help with game operations and event management.

Food Server
Sports, Park, Recreation and Tourism Association
Social Services

I served food during a philanthropy to raise almost $1,000 for the Boone County Little League.

Volunteer
Special Olympics
Mar 2015 – Present · 6 yrs 8 mos
Social Services

I helped create a station of activity for the special olympians as well as assist the olympian's in the event.

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